Olivia Inc.
8605 Santa Monica Blvd #88454
Los Angeles, California 90069
Phone: (213) 947-1011

April 5, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Olivia Inc.
Registration Statement on Form S-1
Filed February 13, 2013
File No. 333-186629

Olivia Inc., acknowledges receipt of the letter dated March 27, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). We have amended our Registration Statement on Form S-1 (the "First Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To help expedite our review, please ensure that your responses indicate precisely (by page number) where responsive disclosure to each numbered comment and each matter therein may be found in your disclosure. In addition, please ensure that your responses, when applicable, provide your analysis in necessary detail. For example, please refer to comment 3 herein. Finally, please ensure that revisions that apply to a matter appear everywhere such matter is discussed. For example, you made revisions to your disclosure in response to comment 5 in our letter dated March 8, 2013 on the prospectus cover page but not with your related disclosure at pages 5, 21 or 22.

Response: Amended. Please see Second Amended Draft at pages 5, 21 and 22.

2. We note your response to comment 2 in our letter dated March 8, 2013. Please revise your disclosure throughout to ensure that your disclosure clarifies what exemptions are available to you and when. As an example, we note that you have added disclosure relating to your not having to provide an auditor attestation and being exempt from the compensation committee independence requirements, in each case by virtue of your status as a smaller reporting company. However your disclosure at page 17 under “As long as the company qualifies as an emerging growth company…” appears to suggest that you will be availed of the auditor attestation exemption only to the extent you are an emerging growth company.

Response: Amended. Please see Second Amended Draft at page: 17. As the Staff has indicated, many of the exemptions available to “emerging growth companies” under the JOBS Act are similar to those available by virtue of our status as a smaller reporting company. Since we are unlikely to emerge from being an “emerging growth company” as we are targeting a profitable but limited market, we feel it less confusing for the investor to limit most of our comments to the JOBS Act.

3. We note your response to comment 3 in our letter dated March 8, 2013 that you are not a blank check company. Please provide further analysis addressing each point asserted in our prior comment.

Response: Amended. Please see Second Amended Draft at pages 6, 10, 24, 27 and 28:

We are not a blank check company as we have concrete steps towards the realization of our business plan. We have researched the market, we have been in contact with white label manufacturers, though no agreements have been reached, one of our officers and directors has experience in an on-line food retail business (and his investors are potential source of investment for our company), and our officers and directors are prepared to provide loans, though no formal agreement for them to do so has been entered into.

Business Summary, page 6
4. We note your response to comment 7 in our letter dated March 8, 2013 and we reissue the comment in part. In this regard, we note that you have added disclosure that appears to suggest that while you have a business plan, you have not yet taken not taken “substantive steps towards its realization” (page 9). Please revise your disclosure to describe in detail your business plan.

Response: Amended. Please see Second Amended Draft at page 6,10, 24, 27 and 28.

Financial Statements

5. Please revise the column headers on pages F-4 and F-6 that are currently labeled as the “period ended December 31, 2011” to clarify that the information presented in those columns corresponds to the period “August 2, 2011 (inception) through December 31, 2011” provided that your auditor is able to concur.

Response: Amended. Please see Second Amended Draft at pages F-4 and F-6:

Report of the Independent Registered Public Accounting Firm, page F-2

6. We note that you have filed a revised audit report in response to prior comment 13. However, although we now see reference to the period from August 2, 2011 (inception) to December 31, 2011, there continues to be no reference in either the first or third paragraphs of the audit report to indicate whether the year ended December 31, 2012 was also audited.

Response: Amended. Please see Second Amended Draft at page F-2:

Modify the first paragraph to replace the phrase “the periods then ended” with language clarifying whether the year ended December 31, 2012 and the period from August 2, 2011 (inception) to December 31, 2011 were audited (in addition to the cumulative period). And unless there is some reason for the repetitive sentence at the end of the first paragraph that you would like to explain, it can be removed.

Additionally, the third paragraph of the report will need to be further revised to express an opinion about the same periods that need to be referenced in the first paragraph. Please ask your auditor to use the term year when referring to a complete fiscal year (e.g., the year ended December 31, 2012), period when referring to a shorter time (e.g., August 2, 2011 through December 31, 2011), and cumulative period for activity from inception through December 31, 2012.

Response: Amended. Please see Second Amended Draft at page F-2:

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Elchanan Menachem Grossbaum
Elchanan Menachem Grossbaum CEO

VIA EDGAR cc: Sirimal R. Mukerjee, Staff Attorney